_____________, 2016

JPMorgan Trust I

270 Park Avenue

New York, NY 10017

Dear Sirs:

J.P. Morgan Investment Management Inc, JPMorgan Funds Management, Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse the Funds listed on Schedule A for the time periods indicated. The JPMorgan Service Providers will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend and interest1 expenses on securities sold short, interest, taxes, expenses related to litigation and potential litigation and extraordinary expenses not incurred in the ordinary course of a Fund’s business.

The JPMorgan Service Providers understand and intend that the Funds will rely on this agreement in preparing and filing its registration statement on Form N-1A and in accruing the Funds’ expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Funds to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc. JPMorgan Funds Management, Inc. JPMorgan Distribution Services, Inc.

By:

Accepted by: JPMorgan Trust I

By:

[1]	In calculating the interest expense on short sales for purposes of this exclusion, the Fund will recognize all economic elements of interest costs, including premium and discount adjustments.

JPMTI Fee Waiver Agreement

SCHEDULE A

Fund Name	Class	Expense Cap	Expense Cap Period End
JPMorgan Federal Money Market Fund	Capital	0.18%	XXXXX XX, 2016
JPMorgan California Municipal Money Market Fund	Premier	0.45%	XXXXX XX, 2016
	Reserve	0.70%	XXXXX XX, 2016
JPMorgan New York Municipal Money Market Fund	Premier	0.45%	XXXXX XX, 2016